                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

                                                 Commission File Number: 0-21802
                                                         Cusip Number: 62944W207

(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q
             [ ] Form N-SAR
                    For Period Ended:  December 31, 1996
                                       -----------------
                    [  ]  Transition Report on Form 10-K
                    [  ]  Transition Report on Form 20-F
                    [  ]  Transition Report on Form 11-K
                    [  ]  Transition Report on Form 10-Q
                    [  ]  Transition Report on Form N-SAR
                    For the Transition Period Ended:___________________________

-------------------------------------------------------------------------------
                    Read attached instruction sheet before preparing form. Please print or type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
-------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:_____

PART I - REGISTRANT INFORMATION

N-Viro International Corporation
-------------------------------------------------------------------------------
Full Name of Registrant

Former Name if Applicable

3450 W. Central Avenue, Suite 328
-------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Toledo, Ohio  43606
-------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

|X|      (a)    The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|      (b)    The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]      (c)    The accountant's statement or other exhibit required by Rule
                12b-25(c) has been attached of applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10K, 11-K, 10-Q, N-SAR, or the transitional report or portion thereof could not be filed within the prescribed time period.

The Company appointed a new Chief Financial Officer on January 9, 1997, and such officer has had insufficient time to prepare the Form 10-K as well as the financial statements for the year ended December 31, 1996.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       James K. McHugh Chief Financial Officer       (419)            535-6374
       -----------------------------------------  ----------- -----------------
                             (Name)               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports have been filed? If the answer is no, identify report(s).

                                                                  [ ] Yes [X] No

         The Company filed a Form 12b-25 on March 28, 1996, to provide notification of the late filing of the Form 10-K for the period ended December 31, 1995.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earning statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

       If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            See Attachment A hereto.

                        N-Viro International Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:        3/28/97                  By    /s/ James K. McHugh
      -----------------------              -------------------------------------
                                           Name:  James K. McHugh
                                           Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by an other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive office), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

    INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 25049, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

                                  ATTACHMENT A

         N-Viro International Corporation (the "Company") expects to report on Form 10-K, when filed, that consolidated revenues amounted to approximately $4.2 million for the year ended December 31, 1996, compared to $5.2 million for the year ended December 31, 1995.

         The Company anticipates generating a net loss of $193,000 for the year ended December 31, 1996 compared to a combined net loss of $1.8 million for the year ended December 31, 1995. The decrease in net loss was principally due to: reduced expenditures for salaries, employee benefits and professional fees, as well as the discontinuation of losses generated by two subsidiaries that were sold in 1995 and early 1996.

         The Company expects working capital to be approximately ($286,000) as of December 31, 1996, compared to ($34,000) as of December 31, 1995. The decrease in working capital was principally due to the operating loss and the reclassification of long-term debt as current liabilities as a result of the passage of time.

         The Company expects stockholders' equity to amount to $1.4 million as of December 31, 1996, compared to $1.6 million as of December 31, 1995. The decrease in stockholders' equity was principally due to the operating loss.